SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Summit Midstream Partners, LP

(Name of Subject Company and Filing Person (Issuer))

9.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units

(Title of Class of Securities)

866142AA0

(CUSIP Number of Class of Securities)

Brock M. Degeyter

910 Louisiana Street, Suite 4200

Houston, Texas 77002

(832) 413-4770

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Joshua Davidson

Jason A. Rocha

Baker Botts L.L.P.

910 Louisiana Street

Houston, Texas 77002

(713) 229-1234

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$35,865,000	$4,655.28

*

Estimated solely for the purpose of calculating the registration fee. The transaction valuation upon which the filing fee was based was calculated as follows: the product of $119.55, average of the bid and asked price of the Partnership’s 9.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units, (the “Series A Preferred Units”) as of June 11, 2020, and 300,000, the total amount of issued and outstanding Series A Preferred Units. The amount of the filing fee assumes that all of the outstanding Series A Preferred Units will be exchanged and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer (the “Exchange Offer”) by Summit Midstream Partners, LP (the “Partnership”) to exchange any and all of the Partnership’s 9.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (the “Series A Preferred Units”) for newly issued common units representing limited partner interests in the Partnership (the “Common Units”).

In exchange for each Series A Preferred Unit properly tendered (and not validly withdrawn) prior to 5:00 p.m., New York City time, on July 17, 2020 (such time and date, as the same may be extended, the “Expiration Date”) and accepted by the Partnership, participating holders of Series A Preferred Units will receive 150 Common Units (the “Exchange Consideration”).

The Exchange Offer shall commence on the filing date hereof and shall expire on the Expiration Date. The Exchange Offer will be made upon the terms and subject to the conditions set forth in the offer to exchange (as it may be supplemented and amended from time to time, the “Offer to Exchange”) and in the related letter of transmittal (as it may be supplemented and amended from time to time, the “Letter of Transmittal” and, together with the Offer to Exchange, the “Offering Documents”), which are filed as exhibits (a)(1)(i) and (a)(1)(ii) hereto.

The Exchange Offer is conditioned on, among other things, that (i) holders of at least 30,000 Series A Preferred Units properly tender (and not validly withdraw) their Series A Preferred Units prior to the Expiration Date, (ii) there shall have not been instituted, threatened in writing or be pending any action or proceeding before or by any court, governmental, regulatory or administrative agency or instrumentality, or by any other person, in connection with the Exchange Offer, that is, or is reasonably likely to be, in our reasonable judgment, materially adverse to our business, operations, properties, condition, assets, liabilities or prospects, or which would or might, in our reasonable judgment, prohibit, prevent, restrict or delay consummation of the Exchange Offer or materially impair the contemplated benefits to us (as set forth under the section of the Offer to Exchange titled “The Exchange Offer — Purpose of the Exchange Offer”) of the Exchange Offer, (iii) no order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in our reasonable judgment, would or would be reasonably likely to prohibit, prevent, restrict or delay consummation of the Exchange Offer or materially impair the contemplated benefits to us of the Exchange Offer, or that is, or is reasonably likely to be, materially adverse to our business, operations, properties, condition, assets, liabilities or prospects, (iv) there shall have not occurred or be reasonably likely to occur any material adverse change to our business, operations, properties, condition, assets, liabilities, prospects or financial affairs and (v) there shall have not occurred (a) any general suspension of, or limitation on prices for, trading in securities in U.S. securities or financial markets, (b) any material adverse change in the price of our Common Units in U.S. securities or financial markets, (c) a declaration of a banking moratorium or any suspension of payments in respect to banks in the United States, (d) any limitation (whether or not mandatory) by any government or governmental, regulatory or administrative authority, agency or instrumentality, domestic or foreign, or other event that, in our reasonable judgment, would or would be reasonably likely to affect the extension of credit by banks or other lending institutions or (e) a natural disaster or the commencement or material worsening of a war, armed hostilities, act of terrorism or other international or national calamity directly or indirectly involving the United States, including, after the commencement of the Exchange Offer, any significant additional slowdown in economic growth, economic downturn, recession or other adverse economic development linked to the outbreak of a pandemic or contagious disease, including but not limited to, the recent COVID-19 viral outbreak, which diminishes general economic activity to a degree sufficient to materially reduce demand for natural gas and oil consumption. See the section of the Offer to Exchange titled “The Exchange Offer — Conditions to the Exchange Offer” for a complete description of the conditions of the Exchange Offer. We reserve the right to extend or terminate the Exchange Offer if any condition of the Exchange Offer is not satisfied and otherwise to amend the Exchange Offer in any respect.

This Schedule TO is being filed in satisfaction of the reporting requirements of Rules 13e-4 promulgated under the Securities Exchange Act of 1934, as amended. Information set forth in the Offering Documents is incorporated herein by reference in response to Items 1 through 13 of this Schedule TO, except those items as to which information is specifically provided herein.

Item 1.	Summary Term Sheet.

The information set forth in the Offer to Exchange in the sections titled “Questions and Answers About the Exchange Offer” and “Summary” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.

The name of the subject company and the filing person is Summit Midstream Partners, LP. The address of the Partnership’s principal executive offices is 910 Louisiana Street, Suite 4200, Houston, Texas 77002. The Partnership’s telephone number is (832) 413-4770.

(b) Securities.

The subject class of securities is the Partnership’s 9.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units. There are 300,000 Series A Preferred Units issued and outstanding as of the date hereof, with a liquidation preference in the amount of $1,000 per unit, plus accumulated and unpaid distributions, upon any voluntary or involuntary liquidation, winding-up or dissolution of the Partnership.

(c) Trading Market and Price.

The information set forth in the Offer to Exchange in the section titled “Price Ranges of Series A Preferred Units and Distributions” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address.

Summit Midstream Partners, LP is the filing person and subject company. The business address and telephone number of the Partnership are set forth under Item 2(a) of this Schedule TO and are incorporated herein by reference.

Pursuant to Instruction C to Schedule TO, the following persons are the directors and executive officers of Summit Midstream GP, LLC, the general partner of the Partnership (the “General Partner”). The Partnership owns the equity interest in its General Partner.

Name	Position with Summit Midstream GP, LLC
Heath Deneke	President and Chief Executive Officer, Chairman of the Board of Directors
Leonard W. Mallett	Executive Vice President and Chief Operations Officer
Marc D. Stratton	Executive Vice President and Chief Financial Officer
Brock M. Degeyter	Executive Vice President, General Counsel and Chief Compliance Officer
James J. Cleary	Director
Lee Jacobe	Director
Robert J. McNally	Director
Jerry L. Peters	Director
Robert M. Wohleber	Director
Marguerite Woung-Chapman	Director

The address and telephone number of each director and executive officer is: 910 Louisiana Street, Suite 4200, Houston, Texas 77002, and each person’s telephone number is (832) 413-4770.

Item 4.	Terms of the Transaction.

(a) Material Terms.

The information set forth in the Offer to Exchange in the sections titled “Questions and Answers About the Exchange Offer,” “Summary,” “The Exchange Offer,” “Comparison of Rights Between Series A Preferred Units and Our Common Units,” “Material U.S. Federal Income Tax Consequences of the Exchange Offer” and “Material U.S. Federal Income Tax Consequences of Common Unit Ownership,” as well as the information set forth in the Letter of Transmittal, is incorporated herein by reference.

(b) Purchases.

To our knowledge, none of the directors or executive officers of our General Partner beneficially own any Series A Preferred Units, and therefore no such persons will participate in the Exchange Offer.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a) Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Exchange in the section titled “Comparison of Rights between Series A Preferred Units and Our Common Units” is incorporated herein by reference.

Warrants

On May 28, 2020 (the “Closing Date”), the Partnership issued (i) a warrant to purchase up to 8,059,609 Common Units to SMP TopCo, LLC (“ECP NewCo”) (the “ECP NewCo Warrant”) and (ii) a Warrant to purchase up to 1,940,391 Common Units to SMLP Holdings, LLC (“ECP Holdings”) (the “ECP Holdings Warrant” and together with the ECP NewCo Warrant, the “ECP Warrants”). The exercise price under the ECP Warrants is $1.023 per Common Unit. The Partnership may issue a maximum of 10,000,000 Common Units under the ECP Warrants.

The ECP Warrants also provide that the Partnership will file a registration statement to register the Common Units issuable upon exercise of the ECP Warrants no later than 90 days following the Closing Date and use commercially reasonable efforts to cause such registration statement to become effective. The ECP Warrants and the Common Units underlying the ECP Warrants have not been registered under the Securities Act of 1933, as amended (the “1933 Act”), and were issued, and ECP Warrants issued in the future and the Common Units underlying those ECP Warrants will be issued, in reliance upon the exemption provided in Section 4(a)(2) of the 1933 Act.

Upon exercise of the ECP Warrants, each of ECP NewCo and ECP Holdings may receive, at its election, (i) a number of Common Units equal to the Common Units for which the ECP Warrant is being exercised, if exercising the ECP Warrant by cash payment of the exercise price; (ii) a number of Common Units equal to the product of the number of Common Units being exercised multiplied by (a) the difference between the average of the daily volume-weighted average price (“VWAP”) of the Common Units on the New York Stock Exchange (the “NYSE”) on each of the three trading days prior to the delivery of the notice of exercise (the “VWAP Average”) and the exercise price (the “VWAP Difference”), divided by (b) the VWAP Average; and/or (iii) an amount in cash, to the extent that the Partnership’s leverage ratio would be at least 0.5x less than the maximum applicable ratio set forth in the Partnership’s existing revolving credit facility, equal to the product of (a) the number of Common Units exercised and (b) the VWAP Difference, subject to certain adjustments under the ECP Warrants.

The ECP Warrants are subject to standard anti-dilution adjustments for stock dividends, stock splits and recapitalizations and are exercisable at any time after the Closing Date and on or before the third anniversary of the Closing Date. Upon exercise of the ECP Warrants, the proceeds to the holders of the ECP Warrants, whether in the form of cash or Common Units, will be capped at $2.00 per Common Unit above the exercise price.

SMPH Term Loan

On May 28, 2020, Summit Midstream Partners Holdings, LLC, a Delaware limited liability company (“SMP Holdings”), became a subsidiary of the Partnership. SMP Holdings remains liable for the $158.2 million of obligations under the Term Loan Agreement, dated as of March 21, 2017, among SMP Holdings, as borrower, the lenders party thereto and Credit Suisse AG, Cayman Islands Branch, as Administrative Agent and Collateral Agent (the “SMP Holdings Term Loan Facility”), which matures on May 15, 2022 (the “Maturity Date”). Prior to the Maturity Date, SMP Holdings will pay to the lenders quarterly amortization payments equal to 1.0% per annum of the original principal amount of the loans. The SMP Holdings Term Loan Facility will continue to be non-recourse indebtedness to the Partnership and its operating subsidiaries.

Pursuant to the guarantee and collateral agreement, dated as of March 21, 2017 by and among SMP Holdings, as grantor, Summit Midstream Partners, LLC, a Delaware limited liability company and the sole member of SMP Holdings (“Summit Investments”), as pledgor and grantor and Credit Suisse AG, Cayman Islands Branch (the “SMPH Guarantee”), before it was a subsidiary of the Partnership, SMP Holdings pledged all of the equity interests in our General Partner and 34,604,581 Common Units as collateral under the SMP Holdings Term Loan Facility. As a result of the GP Buy-In Transaction, such Common Units are not currently considered outstanding but would be considered outstanding upon the transfer to a third party. If an event of default occurs under the SMP Holdings Term Loan Facility and is continuing, including as a result of SMP Holdings’ failure to comply with its payment or other covenant obligations thereunder or the occurrence of certain bankruptcy or insolvency related events, then the lenders party thereto could foreclose on the collateral securing the SMP Holdings Term Loan Facility. Upon any such foreclosure, such lenders would own the General Partner and, through its ownership of the 34,604,581 Common Units (which assuming no further issuance of Common Units, would represent 44.3% of the outstanding Common Units upon such foreclosure), have significant influence on matters subject to the vote of our unitholders, including the public election of directors to the Board of Directors (the “Board”) commencing in 2022.

Borrowings under the SMP Holdings Term Loan Facility bear interest, at the election of SMP Holdings, at a rate based on the Alternate Base Rate (as defined in the SMP Holdings Term Loan Facility) plus an applicable margin of 5.0% per annum or the Adjusted Eurodollar Rate (as defined in the SMP Holdings Term Loan Facility) plus an applicable margin of 6.0% per annum.

The SMP Holdings Term Loan Facility contains customary affirmative and negative covenants that, among other things, restrict the ability of SMPH (i) to incur additional debt; (ii) to make investments; (iii) to engage in certain mergers, consolidations, acquisitions or sales of assets; (iv) to enter into swap agreements; and (v) to enter into leases that would cumulatively obligate payments in excess of (a) $25 million and (b) 3.0% of the Total Assets (as defined in the SMP Holdings Term Loan Facility) over any 12-month period. In addition, the SMP Holdings Term Loan Facility requires SMP Holdings to maintain a ratio of consolidated trailing 12-month Operating Cash Flow (as defined in the SMP Holdings Term Loan Facility) minus G&A Expenses (as defined in the SMP Holdings Term Loan Facility) paid by SMP Holdings to net interest expense of not less than 2.0 to 1.0.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the Offer to Exchange in the section titled “The Exchange Offer — Purpose of the Exchange Offer” is incorporated herein by reference.

(b) Use of Securities Acquired.

Any of the Series A Preferred Units acquired pursuant to the Exchange Offer will be cancelled.

(c) Plans.

(1) The information set forth in the Offer to Exchange in the section titled “Summary — Recent Developments” and Item 5 of this Schedule TO above is incorporated herein by reference.

(2) The information set forth in the Offer to Exchange in the section titled “Summary — Recent Developments” is incorporated herein by reference.

(3) The information set forth in the Offer to Exchange in the sections titled “Questions and Answers About the Exchange Offer” and “Capitalization” is incorporated herein by reference.

(4) None.

(5) None.

(6) On April 10, 2020, the Partnership received a formal notice from the NYSE indicating noncompliance with the continued listing standard set forth in Rule 802.01C of the NYSE Listed Company Manual because the average closing price of the Common Units had fallen below $1.00 per unit over a period of 30 consecutive trading days, which is the minimum average unit price for continued listing on the NYSE. The Partnership has until December 19, 2020 to regain compliance with the minimum unit price requirement, with the possibility of extension at the discretion of the NYSE. In order to regain compliance, on the last trading day in any calendar month during the cure period, the Common Units must have: (i) a closing price of at least $1.00 per unit and (ii) an average closing price of at least $1.00 per unit over the 30 trading day period ending on the last trading day of such month. If the Partnership fails to regain compliance with Section 802.01 of the NYSE Listed Company Manual by the end of the cure period, the Common Units will be subject to the NYSE’s suspension and delisting procedures. During this period, the Common Units will continue trading on the NYSE under its existing ticker symbol, with the addition of a suffix indicating the “below criteria” status of its Common Units, as “SMLP.BC.” If the Partnership is unable to regain compliance, the NYSE will initiate procedures to suspend and delist the Common Units.

(7) None.

(8) None.

(9) The information set forth in the Offer to Exchange in the sections titled “Summary — Recent Developments,” “Questions and Answers About the Exchange Offer” and “Risk Factors” and Item 5 of this Schedule TO above is incorporated herein by reference.

(10) None.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth in the Offer to Exchange in the sections titled “The Exchange Offer — Terms of the Exchange Offer” and “Questions and Answers About the Exchange Offer” are incorporated herein by reference. Assuming full participation in the Exchange Offer, the Partnership will issue approximately 45 million Common Units as consideration for the Exchange Offer.

(b) Conditions.

The information set forth in the Offer to Exchange in the sections titled “The Exchange Offer — Terms of the Exchange Offer” and “Questions and Answers About the Exchange Offer” are incorporated herein by reference.

(c) Borrowed Funds.

Not applicable.

Item 8.	Interest in the Securities of the Subject Company.

(a) Securities Ownership.

To our knowledge, none of our directors or executive officers beneficially own any Series A Preferred Units.

(b) Securities Transactions.

None.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

The information set forth in the Offer to Exchange in the section titled “Information Agent and Depositary” is incorporated herein by reference. None of the Partnership, the General Partner, its Board of Directors, officers or employees, the information agent or the depositary is making any recommendation as to whether holders of Series A Preferred Units should tender their units for exchange in the Exchange Offer.

Item 10.	Financial Statements.

(a) Financial Information.

The financial statements and other information set forth under Part II, Item 8 of the Partnership’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and Part I, Item 1 of the Partnership’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 are incorporated by reference herein and may be accessed electronically on the SEC’s website at http://www.sec.gov.

(b) Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange in the section titled “The Exchange Offer — Conditions to the Exchange Offer” is incorporated herein by reference.

(b) Other Material Information.

The information set forth in the Offer to Exchange and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit	Description
(a)(1)(i)	Offer to Exchange, dated June 18, 2020.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(2)	Press Release, dated June 18, 2020 (Incorporated by reference to Exhibit 99.1 to the Partnership’s Current Report on Form 8-K filed on June 18, 2020).

(a)(3)	The Partnership’s Annual Report on Form 10-K for the year ended December 31, 2019 (incorporated herein by reference to the Partnership’s filing with the SEC on March 9, 2020).

Exhibit	Description

(a)(4)	The Partnership’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 (incorporated herein by reference to the Partnership’s filing with the SEC on May 8, 2020).

(b)	Not applicable.

(d)(1)	Fourth Amended and Restated Agreement of Limited Partnership of Summit Midstream Partners, LP, dated May 28, 2020 (Incorporated herein by reference to Exhibit 3.1 of the Partnership’s Current Report on Form 8-K filed with the SEC on June 2, 2020).

(d)(2)	Second Amended and Restated Limited Liability Company Agreement of Summit Midstream GP, LLC, dated May 28, 2020 (Incorporated herein by reference to Exhibit 3.2 of the Partnership’s Current Report on Form 8-K filed with the SEC on June 2, 2020).

(d)(3)	Warrant to Purchase Common Units, dated May 28, 2020, from Summit Midstream Partners, LP to SMP TopCo, LLC (Incorporated herein by reference to Exhibit 10.6 of the Partnership’s Current Report on Form 8-K filed with the SEC on June 2, 2020).

(d)(4)	Warrant to Purchase Common Units, dated May 28, 2020, from Summit Midstream Partners, LP to SMLP Holdings, LLC (Incorporated herein by reference to Exhibit 10.7 of the Partnership’s Current Report on Form 8-K filed with the SEC on June 2, 2020).

d(5)	Term Loan Agreement, dated as of March 21, 2017, among Summit Midstream Partners Holdings, LLC, as borrower, the lenders party thereto and Credit Suisse AG, Cayman Islands Branch, as Administrative Agent and Collateral Agent (Incorporated herein by reference to Exhibit 10.9 of the Partnership’s Current Report on Form 8-K filed with the SEC on June 2, 2020).

d(6)	Guarantee and Collateral Agreement, dated as of March 21, 2017, by and among Summit Midstream Partners Holdings, LLC, as grantor, Summit Midstream Partners, LLC, as pledgor and grantor and Credit Suisse AG, Cayman Islands Branch, as collateral agent (Incorporated herein by reference to Exhibit 10.10 of the Partnership’s Current Report on Form 8-K filed with the SEC on June 2, 2020).

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 18, 2020

Summit Midstream Partners, LP

By: Summit Midstream GP, LLC (its general partner)

/s/ Marc D. Stratton
Marc D. Stratton, Executive Vice President and Chief Financial Officer